(713) 860-7352

willburns@paulhastings.com

December 11, 2024

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Brian Soares
Mr. Nicholas Panos

Re:	Captivision Inc. Schedule 13D Filed by Anthony R. Page Filed August 6, 2024 File No. 005-94238

Ladies and Gentlemen:

On behalf of Anthony R. Page (the “Reporting Person”), we are submitting this letter in response to the comment of the staff of the Division of Corporate Finance (the “Staff’) of the Securities and Exchange Commission (the “Commission”), conveyed by letter dated December 3, 2024 (the “Comment Letter”), with respect to the above-referenced Schedule 13D (the “Schedule 13D”).

For the convenience of the Staff, the numbering of the paragraph below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter in italicized type and which is followed by our responses on the Reporting Person’s behalf.

General

1.
We note that the event reported as requiring the filing of the Schedule 13D was May 29, 2024. Rule 13d-1(a) of Regulation 13D-G requires the filing of a Schedule 13D within five business days after the date beneficial ownership of more than five percent of a class of equity securities specified in Rule 13d-1(i)(1) was acquired. Based on the May 29, 2024 event date, the Schedule 13D submitted on August 6, 2024 was not timely filed. Please advise us why the Schedule 13D was not filed within the required five business days after the date of the acquisition.

Paul Hastings LLP | 600 Travis Street, Fifty-Eighth Floor | Houston, TX 77002

t: +1. 713.860.7300 | www.paulhastings.com

December 11, 2024

Response: The Schedule 13D was not timely filed under Rule 13d-1(a) of Regulation 13D-G due to an oversight on the part of the Reporting Person. The oversight was the result of numerous factors, including, but not limited to, the time commitments imposed by serving as an executive officer of Captivision Inc. (the “Company”), which has an extremely small managerial staff and ongoing publicly disclosed liquidity issues. Upon the Reporting Person becoming aware of the oversight, he caused the Schedule 13D to be promptly filed. The failure to meet the deadline was not deliberate on the part of the Reporting Person, and the Reporting Person does not believe he gained any advantage as a result of the filing of the Schedule 13D past the deadline, particularly as the information required by the Schedule 13D filing was otherwise disclosed in the Company’s public filings, including on the Beneficial Ownership of Securities section of the Registration Statement on Form F-1 filed on June 18, 2024 (File No. 333-280297). The Reporting Person respectfully advises the Staff that future filings with respect to his beneficial ownership in the Company will be timely made in accordance with Rule 13d-1(a) of Regulation 13D-G.

* * *

We hope the foregoing answer is responsive to your comment. Please do not hesitate to contact the undersigned at (713) 860-7352 (willburns@paulhastings.com) of this firm with any questions or comments regarding this correspondence.

Sincerely,

/s/ R. William Burns
R. William Burns of PAUL HASTINGS LLP